Exhibit 99

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company
The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation existing under the laws of the Province of Ontario and having its registered office at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

2. Date of Material Change
The material change occurred on May 6, 2010.

3. Press Release
On May 6, 2010, at approximately 6:05 a.m. (Toronto time), a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the Toronto Stock Exchange ("TSX"), to the New York Stock Exchange and to Canada NewsWire for publication and dissemination through its Canadian Disclosure, Custom U.S. National, and European Financial Markets networks. A copy of the press release is attached to this material change report.

4. Summary of Material Change
On May 6, 2010, Magna announced that it had entered into a transaction agree-ment (the "Transaction Agreement") with the Stronach Trust under which holders of Magna's Class A subordinate voting shares would be given the opportunity to vote on whether to effect a reorganization of Magna that, if consummated, would result in the elimination of the Corporation's dual class share capital structure. The proposed transaction would also amend the consulting, business development and business services agreements between Magna and certain of its subsidiaries and Frank Stronach and his affiliated entities; and establish a new joint venture with the Stronach Trust to jointly continue to pursue oppor-tunities in the vehicle electrification business.

5. Full Description of Material Change
Description of Transaction and Material Terms
On May 6, 2010, Magna announced that it had entered into the Transaction Agree-ment with the Stronach Trust and its indirect, wholly-owned subsidiary, 446 Holdings Inc., under which holders of Magna's Class A subordinate voting shares would be given the opportunity to vote on whether to effect a reorganization of Magna that, if consummated, would result in the elimination of the Corporation's dual class share capital structure. Under the terms of the Transaction Agree-ment, Magna would purchase for cancellation from the Stronach Trust all of the 726,829 issued and outstanding Class B shares of Magna, and the Stronach Trust would indirectly receive 9 million Class A subordinate voting shares of Magna and US$300 million in cash. Based on the closing price of the Class A subordinate voting shares on the New York Stock Exchange on May 5, 2010, being the date immediately preceding the announcement date, of US$62.53, the consideration would have an aggregate value of approximately US$863 million.

As of May 6, 2010, 112,037,893 Class A subordinate voting shares and 726,829 Class B shares were issued and outstanding. Each Class A subordinate voting share is entitled to one vote per share and each Class B share is entitled to 300 votes per share. As a result, the votes represented by the outstanding
Class A subordinate voting shares are approximately 34% of the total votes represented by all of Magna's outstanding voting securities. The Stronach Trust, indirectly, beneficially owns all of the 726,829 issued outstanding Class B shares, representing approximately 66% of the total votes attached to Magna's issued and outstanding voting securities. Following the completion of the transaction, Magna would have approximately 121 million shares outstanding, each of which would carry one vote per share. The Stronach Trust would indirectly hold 7.44% of such shares.

The transaction is proposed to be effected by way of a court-approved plan of arrangement pursuant to the Business Corporations Act (Ontario). In addition to court approval, the transaction will be subject to the following shareholder approvals:
* at least two-thirds of the votes cast by the holders of Class A subordinate voting shares and Class B shares, voting together as a single class;
* at least a simple majority of the votes cast by "minority" holders of Class A subordinate voting shares; and
* at least two-thirds of the votes cast by the holders of Class B Shares, voting separately as a single class in each case, based on the votes cast by shareholders present in person or represented by proxy at the special meeting of shareholders to be held to consider the resolution approving the transaction.

In addition to shareholder and court approvals, the transaction is subject to approval of the Toronto Stock Exchange, the finalization of certain definitive agreements and customary closing conditions, as well as certain amendments to the consulting agreements through which Frank Stronach and certain of his affiliated entities provide consulting services to the Magna group of companies.

Amended Consulting Agreements
The Transaction Agreement also contemplates amendments to the consulting, business development and business services agreements currently in place between Magna, and certain of its subsidiaries, and Frank Stronach, and certain of his affiliated entities, to take effect at the effective time of the arrangement.

In this regard, annual fees are currently paid to Mr. Stronach and his affiliated entities in accordance with the terms of: (i) a consulting agreement dated August 1, 1997, as amended, between Mr. Stronach and Magna International Europe AG (the "Magna International Europe Consulting Agreement"); (ii) a business development agreement dated August 1, 1997, as amended, between Stronach & Co. and Magna International Investments S.A. (the "Magna Investments Business Development Agreement"); (iii) a business services agreement dated January 1, 2004, as amended, between Magna and Stronach Consulting Corp. (the "Magna Business Services Agreement"); and
(iv) a consulting agreement dated August 1, 1994, as amended, between Stronach & Co. and New Magna Investments N.V. (the "New Magna Investments Consulting Agreement" and, collectively with such other agreements, the "Consulting Agreements"). Each of the Consulting Agreements has a one year term and is renewable on an annual basis. The aggregate of the annual fees payable in accordance with the Consulting Agreements is currently determined on the basis of 3% of Magna's Pre-Tax Profits Before Profit-Sharing (as defined in the Corporate Constitution contained in Magna's Restated Articles of Incorporation).

At the effective time of the proposed arrangement, each of the Consulting Agreements would be amended to extend the term of each such agreement from December 31, 2010 to December 31, 2014 after which time each such agreement would terminate.

In addition, it is proposed that the fees payable under each of the New Magna Investments Consulting Agreement, the Magna Investments Business Development Agreement and the Magna Business Services Agreement would continue to be determined with reference to a percentage of Magna's Pre-Tax Profits Before Profit Sharing. However, the aggregate percentage would be reduced over time as follows:
* 2.75% in 2011
* 2.50% in 2012
* 2.25% in 2012
* 2.00% in 2014.

Vehicle Electrification Joint Venture
The Transaction Agreement also contemplates the reorganization of Magna's vehicle electrification business in connection with the formation of a new joint venture between Magna and the Stronach Trust.

The proposed new joint venture would involve the engineering, development and integration of electric vehicles of any type, the development, testing and manufacturing of batteries and battery packs for hybrid (H) and electric vehicles (EV) and all ancillary activities in connection with electric vehicle technologies. Magna would invest $220 million for a 73% interest. Magna's investment would include the transfer at fair market value of assets of Magna's recently established E-Car Systems vehicle electrification and battery business unit, certain other vehicle electrification assets, and the balance in cash. Among other operations, Magna E-Car includes the Ford battery electric vehicle (BEV) integration program. The Stronach Trust would contribute $80 million in cash for a 27% interest in the joint venture and would have effective control through the right to appoint three of five members of the joint venture board, with Magna having the right to appoint the remaining two members.

Although the joint venture would be free to pursue any type of business activity connected with electric vehicles, Magna would have an unrestricted right to engage in competitive activities outside of the joint venture, and neither party would be obligated to contribute any further funding or financial assistance beyond its initial capital contribution.

Purpose and Business Reasons for the Transaction
The proposed transaction, if approved by shareholders, has the potential to unlock significant share value for Magna's shareholders and establish a strong foundation for the Corporation's continued and long-term success. Among other things, the proposed transaction is expected to result in potential benefits including the potential for the reduction or elimin-ation of the dual class share structure discount associated with the market price of the Class A subordinate voting shares, more closely aligning all shareholder interests, and enhancing Magna's potential business opportunities for the electrification of future vehicles, as well as the increased marketability and improved liquidity of the Class
A subordinate voting shares (which, following the completion of the Transaction, will be reclassified as common shares).

Review and Approval Process by the Board and the Special Committee
The execution of the Transaction Agreement was approved by Magna's
Board of Directors after receiving the report of a special committee
(the "Special Committee") of independent directors of Magna comprised of Messrs. Michael D. Harris, who acted as Chair of the Committee, Donald Resnick and Louis E. Lataif. The Special Committee received independent legal advice from Fasken Martineau LLP, independent financial advice from CIBC World Markets Inc. and independent valuation advice concerning the E-Car joint venture from PricewaterhouseCoopers LLP.

Based on the report of the Special Committee, the Board of Directors of Magna has authorized the submission of the resolution in respect of the proposed transaction to a vote of the Magna shareholders without any recommendation from the Board as to how shareholders should vote in respect of the resolution.

Although the Board did not make a recommendation as to how shareholders of Magna should vote in respect of the resolution, the Special Committee and the Board have identified several important factors, such as the potential benefits expected to be realized upon the completion of the arrangement (described above), which shareholders should consider in determining how to vote in respect of the proposal. These factors and a summary of the advice received from the independent advisors, as well as the detailed transaction terms, the background to the proposal, the process followed by the independent directors in reviewing the proposal with the benefit of independent legal and financial advisors, and other relevant information will be contained in the proxy materials for the special meeting of shareholders to be called and held to consider the arrangement. It is anticipated that the management information circular/ proxy statement will be mailed to shareholders in June of this year.

Formal Valuation and Minority Exemptions
Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") regulates certain types of related party transactions to ensure the protection and fair treatment of minority security holders. Each of the proposed purchase by Magna for cancellation of all the issued and outstanding Class B shares pursuant to the arrange-ment and the formation of the electrification business joint venture by Magna and the Stronach Trust is a "related party transaction" for the purposes of MI 61-101.

MI 61-101 provides that in certain circumstances, unless exempted, an issuer proposing to carry out a related party transaction is required to obtain a formal valuation for the related party transaction from a qualified and independent valuator and to provide security holders with a summary of such valuation. Magna is relying on an exemption from the formal valuation requirement contained in section 5.5 of MI 61-101 for a related party transaction which provides that a formal valuation is not required if neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeds 25% of the issuer's market capitalization (the "market cap exemption").

MI 61-101 also requires that, in addition to any other security holder approval, unless exempted, a related party transaction must be approved by at least a simple majority of the votes cast by "minority" shareholders of each class of affected securities, voting separately as a class. In the circumstances of the proposed transaction, the "minority" shareholders of Magna are the holders of Class A subordinate voting shares other than Frank Stronach, 446 Holdings Inc., the Stronach Trust, any beneficiary of the Stronach Trust, and any affiliate of any of the foregoing. For greater certainty, "minority" shareholders will also include participants in Magna's deferred profit sharing plans whose shares will be voted in accordance with their instructions. The related party transactions are exempt from the requirement to obtain minority shareholder approval by application of the market cap exemption contained in section 5.7 of MI 61-101.

This minority approval requirement was adopted notwithstanding the avail-ability under MI 61-101 of the market cap exemption in respect of these related party transactions, and although it is not a requirement under applicable corporate or securities law. Specifically, the Board, on the recommendation of the Special Committee, has required that the arrangement be approved by a simple majority of the votes cast by the minority holders of Class A subordinate voting shares, voting separately as a class.

6. Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.

7. Omitted Information
Not applicable.

8. Executive Officer
For further information, please contact Bassem A. Shakeel, Vice-President and Secretary of the Corporation at (905) 726-7070.

DATED at Aurora, Ontario the 11th day of May, 2010.


PRESS RELEASE:

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1

Tel:  (905) 726-2462
Fax:  (905) 726-7164

Magna announces proposal to eliminate control block and implement single vote share structure

AURORA, ON, May 6 /CNW/ - Magna International Inc. (TSX: MG.A, NYSE: MGA) today announced that it has entered into a transaction agreement with the Stronach Trust under which holders of Magna's Class A subordinate voting shares would be given the opportunity to decide whether to eliminate the dual class share capital structure through which Magna's founder, Frank Stronach, and his family have controlled Magna since the late 1970s. The proposed transaction would also:
    - set a termination date and declining fee schedule for the consulting, business development and business services contracts Magna has in place with Frank Stronach and his affiliated entities; and

    - establish a joint venture with the Stronach group to jointly continue to pursue opportunities in the vehicle electrification business.
The transaction would be effected by way of a court-approved plan of arrange-ment, and be subject to the approval of a majority of Magna's minority Class
A shareholders.
"We believe the proposed transaction, if approved by shareholders, has the potential to unlock significant share value for Magna shareholders and establish a strong foundation for the company's continued and long-term success", said Don Walker and Siegfried Wolf, Co-Chief Executive Officers
of Magna. "The proposed transaction is intended to reduce or eliminate the discount at which Magna currently trades relative to its peers, more closely align all shareholder interests, and enhance Magna's potential business opportunity for the electrification of future vehicles."
Frank Stronach, Magna's Chairman and founder, commented, "The ability for an entrepreneur to raise growth capital under a multiple voting share structure has enabled Canada to create a number of world-class companies, like Magna.
For me, that opportunity occurred in the late 1970s, when I gave up a sizeable portion of my total equity value as part of a shareholder-approved reorganization in exchange for the control that enabled me to establish the principles, culture and entrepreneurial framework that have been the corner-stone of Magna's impressive growth and success over the years."
"While I am content to maintain the status quo, I understand the potential benefits of management's proposal, particularly the opportunity to establish a strong foundation for the future while preserving Magna's unique corporate ulture. Accordingly, if the Class A shareholders are supportive of the proposed transaction, the Stronach Trust is prepared to move forward under the proposed new capital structure. If shareholders prefer instead to retain the status quo, I am equally confident that Magna will continue to succeed under its current structure. Regardless of their decision, I have full confidence in our management and employees, and in the operating principles that have served Magna so well and made it the great company that it is today." Investment Community Conference Call
Management will discuss the proposed transaction in greater detail on its previously scheduled quarterly earnings conference call, which will be held today at 7:30 am ET. Dial-in and replay instructions are provided at the end of this press release.
Terms of the Transaction
The transaction agreement is between Magna and the Stronach Trust, which indirectly owns all of the 726,829 outstanding Class B Shares. Because each Class B share carries 300 votes, the Stronach Trust has approximately 66%
of Magna's voting rights.
If the arrangement is approved by Class A shareholders and the court, Magna would purchase for cancellation all 726,829 Class B Shares and the Stronach Trust would indirectly receive 9 million newly issued Class A Shares and
US$300 million in cash. Based on the closing price of Magna's Class A shares on the New York Stock Exchange on May 5, 2010 of US$62.53, the transaction would have a total value of US$863 million.
After the transaction, Magna would have approximately 121 million shares outstanding, each of which would carry one vote per share. The shares held indirectly by the Stronach Trust would represent an equal equity ownership and voting interest of 7.44%. In addition, Magna's Amended and Restated Articles of Incorporation would be amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes to its Articles, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.
Vincent J. Galifi, Magna's Executive Vice President and Chief Financial Officer, stated, "Magna has historically traded at a discount to its industry peers, despite delivering comparable or better operating and financial performance while maintaining a strong balance sheet. We believe the proposed transaction could reduce or eliminate that discount, broaden
Magna's appeal to investors who do not -- as a matter of preference or internal policy -- invest in companies with multiple vote share structures and establish a strong platform for future success. We also believe the proposed joint venture is a good way for Magna to pursue an opportunity that has significant growth potential, but which also bears risk and uncertainty."
Amended Consulting Contracts
If the arrangement is approved, Magna would amend its existing consulting, business development and business services contracts with Mr. Stronach and his affiliated entities, Stronach & Co. and Stronach Consulting Corp. These contracts are currently renewable on an annual basis. Under the proposed amendments, these contracts would terminate on December 31, 2014 and fees payable prior to that date would be reduced from the current 3% of Magna's Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) over a transition and phase-out period as follows:
    -   2.75% in 2011,
    -   2.50% in 2012,
    -   2.25% in 2013, and
    -   2.00% in 2014.
Mr. Stronach's ongoing role and participation on the Board would be subject to the same nomination and election process that applies to all other directors. The current intention of the Board is for Mr. Stronach to continue to serve as Chairman, although he would resign as a member of the Board's nominating committee.
Vehicle Electrification Joint Venture
The proposed new joint venture would involve the engineering, development and integration of electric vehicles of any type, the development, testing and manufacturing of batteries and battery packs for hybrid (H) and electric vehicles (EV) and all ancillary activities in connection with electric vehicle technologies. Magna would invest $220 million for a 73% interest. Magna's contribution would include the assets of Magna's recently established E-Car Systems vehicle electrification and battery business unit, certain other vehicle electrification assets, and the balance in cash. Among other operations, Magna E-Car includes the Ford battery electric vehicle (BEV) integration program that launches next year. The Stronach group would invest $80 million in cash for a 27%
interest in the joint venture and would have effective control through the right to appoint three of five board members, with Magna appointing the remaining two members.
Although the joint venture would be free to pursue any type of business activity connected with electric vehicles, Magna would have an unrestricted right to engage in competitive activities outside of the joint venture, and neither party would be obligated to provide any future funding or financial assistance beyond its initial contribution.
Next Steps
The proposed share capital reorganization would be implemented pursuant to a court-approved plan of arrangement and will require the approval of a majority of the votes cast by minority Class A shareholders at a special meeting of shareholders expected to take place in late June or
July of this year. In addition to shareholder and court approvals, the transaction is subject to approval of the Toronto Stock Exchange, the finalization of definitive agreements and customary closing conditions, as well as certain amendments to the consulting agreements through which
Frank Stronach and certain of his affiliated entities provide consulting services to the Magna group of companies.
The execution of the transaction agreement was approved by Magna's Board of Directors after receiving the report of a Special Committee of independent directors of Magna comprised of Messrs. Michael D. Harris, who acted as Chair of the Committee, Donald Resnick and Louis E. Lataif.
The Special Committee received independent legal advice from Fasken
Martineau LLP, independent financial advice from CIBC World Markets Inc.
and independent valuation advice concerning the E-Car joint venture from PricewaterhouseCoopers LLP.
"We believe this proposal responds to the concerns Class A shareholders have raised about Magna's multiple voting share structure, and that the decision to proceed or not should be in their hands," said Mr. Harris,
Magna's Lead Director. "If the Class A shareholders do not approve the transaction, Magna will continue to operate under its current structure. Whatever the outcome, Magna's current Board and management remain committed to the culture and operating principles embodied in the
Corporate Constitution and Employee Charter."
While the Board of Directors did not make a recommendation on how shareholders should vote, various considerations which they believe shareholders should take into account and a summary of the advice received from the independent advisors, as well as the detailed transaction terms, the background to the proposal, the process followed by the independent directors in reviewing the proposal with the benefit of independent legal and financial advisors, and other relevant information will be contained in the proxy materials for the special meeting of shareholders to be called to consider the plan of arrangement.
About Magna
We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design,
engineering, testing and manufacture of automotive interior systems;
seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems;
roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.
We have approximately 74,000 employees in 240 manufacturing operations and 76 product development, engineering and sales centres in 25 countries.
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    Magna will hold a conference call for interested analysts and shareholders this morning at 7:30a.m. EDT to discuss both the proposed transaction as well as our first quarter 2010 financial results, which were also issued this morning. The conference call will be co-chaired by Don Walker and Siegfried Wolf, Magna's co-Chief Executive Officers. The number to use for this call is 1-800-909-7814. The number for overseas callers is 1-212-231-2902. Please call in 10 minutes prior to the call. Magna will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on Magna's website prior to the call. Both the webcast and the slide presentation can be found in the Investors section of Magna's website under Calendar of Events & Presentations.

    For further information, please contact Louis Tonelli, Magna's Vice-President, Investor Relations at 1-905-726-7035. For teleconferencing questions, please call Karin Kaminski at 1-905-726-7103.

    For anyone unable to listen to the scheduled call, the rebroadcast numbers are: North America - 1-800-558-5253 and Overseas - 1-416-626-4100 (reservation number is 21468505) and will be available until Thursday, May 13, 2010.
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    FORWARD-LOOKING STATEMENTS
    --------------------------
This Press Release contains statements that constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements relating to the results and the potential benefits expected to be achieved from the completion of the transactions contemplated by the proposed Arrangement, including the increased marketability and improved liquidity of the Class A Subordinate Voting Shares of Magna, the potential for a reduction or the elimination of any dual class share structure discount associated with the market price of the Class A Subordinate Voting Shares of Magna, and the successful implementation and the potential opportunities and prospects of the proposed joint venture of Magna and the Stronach Trust relating to the vehicle electrification business. The forward-looking information in this Press Release is presented for the purpose of providing information about Magna's current expectations having regard for the plans and proposals relating to the transactions contemplated by the Arrangement and such information may not be appropriate for other purposes. Forward-looking statements may also include statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project",
"estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation, risks, assumptions and uncertainties related to: the consummation of the Arrangement, including, shareholder approval, Court approval, the satisfaction or waiver of the conditions to complete the transactions contemplated by the Arrangement, and the termination of the transaction agreements;
future growth prospects for electric vehicles; the market value and trading price of the Class A Subordinate Voting Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating any forward-looking statements in this Press
Release, we caution readers not to place undue reliance on any forward-looking statements. Readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by our forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Press Release to reflect subsequent information, events, results or circumstances or otherwise.

For further information: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer at (905) 726-7100